UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 12, 2014, Husky Energy Inc. issued a press release announcing that it has agreed to issue US$750 million in senior unsecured notes in a public offering. The notes will bear interest at 4.0 percent and mature on April 15, 2024. The transaction is expected to close on March 17, 2014, subject to customary closing conditions. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James R. Cook
James R. Cook
Vice President, Legal

Date: March 13, 2014

Exhibit A

Husky Energy Announces Senior Unsecured Notes Offering

Calgary, Alberta (March 12, 2014) – Husky Energy announced today that the Company has agreed to issue US$750 million in senior unsecured notes in a public offering. The notes will bear interest at 4.00 percent and mature on April 15, 2024. The transaction is expected to close on March 17, 2014, subject to customary closing conditions.

The Company intends to use net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase, redemption or payment of the Company’s 5.90 percent notes due in 2014. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

The joint book-running managers for the offering are J.P Morgan Securities LLC, HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Copies of the prospectus supplement and accompanying prospectus relating to the offering can be obtained from: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY, 10179 or via phone at 212-834-4533, from HSBC Securities (USA) Inc., HSBC Tower 3, 452 5th Avenue, New York, NY, 10018 or via phone at 866-811-8049, or from Morgan Stanley & Co. LLC, 180 Varick St. New York, NY, 10014 (Attn. Prospectus Department) or via phone at 866-718-1649.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A.

For further information, please contact: Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include the expected closing date of the transaction and the intended use of proceeds.

Although Husky believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Husky’s Annual Information Form filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describes the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.